Exhibit 99.1

HAMILTON PARK TOWERS LLC

Financial Statements—Unconsolidated Significant Joint Venture

As of December 31, 2017 and 2016

and for the Years ended December 31, 2017, 2016 and 2015

Together With Report of Independent

Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Joint Venture Members of

Hamilton Park Towers LLC

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Hamilton Park Towers LLC (the “Joint Venture”) as of December 31, 2017 and 2016, and the related statements of operation, changes in members’ capital, and cash flows for each of the years in the three period ended December 31, 2017, and the related notes  (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Joint Venture as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Joint Venture in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Joint Venture is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Miller Wachman LLP

We have served as the Joint Venture’s auditor since 2009.

Boston, MA

March 12, 2018

Hamilton Park Towers LLC

(Unconsolidated Significant Joint Venture)

Balance Sheets

	December 31,
	2017	2016
ASSETS
Rental Properties	$89,746,236	$91,943,516
Cash and Cash Equivalents	969,064	1,496,250
Rent Receivable	152,759	204,956
Real Estate Tax Escrow	316,132	211,494
Prepaid Expenses and Other Assets	1,291,561	1,627,342
Total Assets	$92,475,752	$95,483,558
LIABILITIES AND MEMBERS’ CAPITAL
Mortgage Note Payable	$81,898,222	$83,336,579
Accounts Payable and Accrued Expenses	750,666	673,585
Advance Rental Payments and Security Deposits	2,469,208	2,667,408
Total Liabilities	85,118,096	86,677,572
Commitments and Contingent Liabilities (Note7)
Members’ Capital	7,357,656	8,805,986
Total Liabilities and Members’ Capital	$92,475,752	$95,483,558
Member’s Capital—NERA 40%	$2,943,060	$3,522,393

See notes to accompany the financial statements.

Hamilton Park Towers, LLC

(Unconsolidated Significant Joint Venture)

Statements of Operation

	Year Ended December 31,
	2017	2016	2015
Revenues
Rental Income	$14,983,834	$14,731,240	$14,316,846
Laundry and Sundry Income	101,131	108,711	93,064
	15,084,965	14,839,951	14,409,910
Expenses
Administrative	179,614	187,176	225,509
Depreciation and Amortization	3,376,142	3,261,594	3,219,340
Management Fees	323,136	317,947	304,868
Operating	1,146,768	1,165,589	1,234,505
Renting	282,022	250,675	122,378
Repairs and Maintenance	1,435,579	1,391,171	1,134,751
Taxes and Insurance	1,719,536	1,541,959	1,548,439
	8,462,797	8,116,111	7,789,790
Income Before Other Income	6,622,168	6,723,840	6,620,120
Other Income (Loss)
Interest Expense	(4,780,498)	(4,875,137)	(4,937,726)
	(4,780,498)	(4,875,137)	(4,937,726)
Net Income	$1,841,670	$1,848,703	$1,682,394
NERA—40%	$736,668	$739,482	$672,958

See notes to accompany the financial statements.

Hamilton Park Towers LLC

(Unconsolidated Significant Joint Venture)

Statements of Changes in Members’ Capital

Hamilton
Park Towers LLC
Balance, January 1, 2015	$11,599,888
Distribution to members	(3,625,000)
Net Income	1,682,396
Balance, December 31, 2015	$9,657,284
Distribution to members	(2,700,000)
Net Income	1,848,702
Balance, December 31, 2016	$8,805,986
Distribution to members	(3,500,000)
Contribution	210,000
Net Income	1,841,670
Balance, December 31, 2017	$7,357,656
Allocation to New England Realty Associations Limited Partnership for 2017:
Percentage Ownership	40%
Distributions Received	$(1,400,000)
Contribution	$84,000
Net Income	$736,668
Member’s Capital	$2,943,060

See notes to accompany the financial statements.

HAMILTON PARK TOWERS LLC

(Unconsolidated Significant Joint Venture)

Statements of Cash Flow

	Year Ended December 31,
	2017	2016	2015
Cash Flows from Operating Activites
Net Income	$1,841,670	$1,848,703	$1,682,396
Adjustments to reconcile net income to net cash provided by (used in) operating activites:
Depreciation and amortization	3,376,142	3,261,594	3,219,340
Amortization of deferred financing costs	58,316	58,316	58,316
Changes in operating assets and liabilities:
Decrease (Increase) in rent receivable	52,197	(138,138)	28,039
Increase (Decrease) in accounts payable and accrued expenses	77,081	(119,121)	(1,289)
(Increase) Decrease in real estate tax escrow	(104,638)	(1,048)	84,302
Decrease in prepaid expenses and other assets	335,781	271,314	18,481
(Decrease) Increase in advance rental payments and security deposits	(198,200)	185,328	257,257
Total adjustments	3,596,679	3,518,245	3,664,446
Net cash provided by operating activites	5,438,349	5,366,948	5,346,842
Cash flows from investing activites
Improvement of rental properties	(1,178,862)	(955,083)	(326,590)
Net cash (used in) investing activites	(1,178,862)	(955,083)	(326,590)
Cash flows from financing activites
Principal payments of mortgage notes payable	(1,496,673)	(1,401,758)	(1,337,888)
Investment by members	210,000	—	—
Distributions to members	(3,500,000)	(2,700,000)	(3,625,000)
Net cash (used in) financing activities	(4,786,673)	(4,101,758)	(4,962,888)
Net (Decrease) Increase in cash and cash equivalents	(527,186)	310,107	57,364
Cash and cash equivalents, at beginning of year	1,496,250	1,186,143	1,128,780
Cash and cash equivalents, at end of year	$969,064	$1,496,250	$1,186,143
Supplementary cash flow statement information:
Cash paid for interest	$4,677,060	$4,771,975	$4,835,845
Cash paid for state taxes	$500	$2,560	$500

See notes to accompany the financial statements.

HAMILTON PARK TOWERS LLC

(Unconsolidated Significant Joint Venture)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2017

NOTE 1. SIGNIFICANT ACCOUNTING POLICIES

Line of Business:  Hamilton Park Towers LLC, (the “Joint Venture” or the “Property”), was organized in Massachusetts in 2009. The Joint Venture owns and operates 409 residential apartment units located in Brookline, Massachusetts. The Joint Venture is owned 40% by New England Realty Associates Limited Partnership (“NERA”) and is a “significant unconsolidated subsidiary” under Rule 3‑09 of Regulation S‑X requiring separated financial statements.

Basis of Preparation:  The preparation of the financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Accordingly, actual results could differ from those estimates.

Revenue Recognition:  Rental income from residential properties is recognized over the term of the related leases. For residential tenants, amounts 60 days in arrears are charged against income. Concessions made on residential leases are accounted for on the straight‑line basis.

Above‑market and below‑market lease values for acquired properties are initially recorded based on the present value (using a discount rate which reflects the risks associated with the leases acquired) of the differences between (i) the contractual amounts to be paid pursuant to each in‑place lease and (ii) management’s estimate of fair market lease rates for each corresponding in‑place lease, measured over a period equal to the remaining term of the lease for above‑market leases and the initial term plus the term of any below‑market fixed‑rate renewal options for below‑market leases. The capitalized above‑market lease values for acquired properties are amortized as a reduction of base rental revenue over the remaining term of the respective leases, and the capitalized below‑market lease values are amortized as an increase to base rental revenue over the remaining initial terms plus the terms of any below‑market fixed‑rate renewal options of the respective leases.

Rental Properties:  Rental properties are stated at cost less accumulated depreciation. Maintenance and repairs are charged to expense as incurred; improvements and additions, which improve or extend the life of assets, are capitalized. When assets are retired or otherwise disposed of, the cost of the asset and related accumulated depreciation is eliminated from the accounts, and any gain or loss on such disposition is included in income. Fully depreciated assets are removed from the accounts. Rental properties are depreciated by both straight‑line and accelerated methods over their estimated useful lives. Significant acquisitions with long term leases are evaluated to determine if a portion of the purchase price is allocable to intangibles such as non‑market rate rents.

Upon acquisition of rental property, the Joint Venture estimated the fair value of acquired tangible assets, consisting of land, building and improvements, and identified intangible assets and liabilities assumed, generally consisting of the fair value of (i) above and below market leases, (ii) in‑place leases and (iii) tenant relationships. The Joint Venture allocated the purchase price to the assets acquired and liabilities assumed based on their fair values. The Joint Venture records goodwill or a gain on bargain purchase (if any) if the net assets acquired/liabilities assumed exceed the purchase consideration of a transaction. In estimating the fair value of the tangible and intangible assets acquired, the Joint Venture considers information obtained about each property as a result of its due diligence and marketing and leasing activities, and utilizes various valuation methods, such as estimates cash flow projections utilizing appropriate discount and capitalization rates, estimates of replacement costs net of depreciation, and available market information. The fair value of the tangible assets of an acquired property considers the value of the property as if it is vacant.

Other intangible assets acquired include amounts for in‑place lease values and tenant relationship values, which are based on management’s evaluation of the specific characteristics of each tenant’s lease and the Joint Venture’s overall relationship with the respective tenant. Factors to be considered by management in its analysis of in‑place lease values include an estimate of carrying costs during hypothetical expected lease‑up periods considering current market conditions, and costs to execute similar leases. In estimating carrying costs, management includes real estate taxes, insurance and other operating expenses and estimates of lost rentals at market rates during the expected lease‑up periods, depending on local market conditions. In estimating costs to execute similar leases, management considers leasing commissions, legal and other related expenses. Characteristics considered by management in valuing tenant relationships include the nature and extent of the Joint Venture’s existing business relationships with the tenant, growth prospects for developing new business with the tenant, the tenant’s credit quality and expectations of lease renewals. The value of in‑place leases are amortized to expense over the remaining initial terms of the respective leases. The value of tenant relationship intangibles are amortized to expense over the anticipated life of the relationships.

In the event that facts and circumstances indicate that the carrying value of a rental property may be impaired, an analysis of the value is prepared. The estimated future undiscounted cash flows are compared to the asset’s carrying value to determine if a write‑down to fair value is required.

Leasing Fees: Leasing fees are capitalized and amortized on a straight‑line basis over the life of the related lease. Unamortized balances are expensed when the corresponding fee is no longer applicable.

Deferred Financing Costs:  Costs incurred in obtaining financing are capitalized and amortized over the term of the related indebtedness. Deferred financing costs are presented in the balance sheet as a direct deduction from the carrying value of the debt liability to which they relate. In all cases, amortization of such costs is included in interest expense and was approximately $58,000 for the years ended December 31, 2017, 2016, and 2015.

Income Taxes: The financial statements have been prepared on the basis that the joint venture is entitled to tax treatment as a partnership. Accordingly, no provision for income taxes has been recorded. (See note 10)

Cash Equivalents: The Joint Venture considers cash equivalents to be all highly liquid instruments purchased with a maturity of three months or less.

Comprehensive Income: Comprehensive income is defined as changes in members’ equity, exclusive of transactions with owners (such as capital contributions and dividends). The Joint Venture did not have any comprehensive income items in 2017, 2016, or 2015 other than net income as reported.

Concentration of Credit Risks and Financial Instruments: The Joint Venture property is located in Brookline, Massachusetts, and is subject to the general economic risks related thereto. No single tenant accounted for more than 5% of the revenues in 2017, 2016 or 2015. The Joint Venture makes its temporary cash investments with high‑credit‑quality financial institutions. At December 31, 2017 and 2016, respectively approximately $1,790,000 and $2,255,000 of cash and cash equivalents, and security deposits included in prepaid expenses and other assets exceeded federally insured amounts.

Advertising Expense: Advertising is expensed as incurred. Advertising expense was $39,000 in 2017, $16,000 in 2016 and $18,000 in 2015.

Interest Capitalized:  The Joint Venture follows the policy of capitalizing interest as a component of the cost of rental property when the time of construction exceeds one year. During the years ended December 31, 2017, 2016 and 2015 there was no capitalized interest.

Reclassifications:  Certain reclassifications have been made to prior period amounts in order to conform to current period presentation. The reclassifications were related primarily to conform to ASU No. 2015-03, Simplifying the Presentation of Debt Issuance Costs, which requires debt issuance costs to be presented in the balance sheet as a direct deduction from the associated debt liability. This new standard was effective for interim and annual reporting beginning after December 15, 2015 and requires retrospective application.. Amortization of deferred financing costs of approximately $58,000 was reclassified as interest expense for the year  ended December 31, 2015. There was no change to the net income for any period presented as a result of these reclassifications.

Subsequent Events:  The Joint Venture has evaluated subsequent events through March 10, 2018, the date the financial statements were issued.

NOTE 2. RENTAL PROPERTIES

Rental Properties Consist of the Following:

	Year Ended December 31,
	2017	2016	Useful Life
Land, Improvements and Parking Lots	$30,347,421	$30,339,451	15	–	40	years
Buildings and Improvements	72,768,584	72,704,085	15	–	40	years
Kitchen Cabinets	1,083,837	709,464	5	–	10	years
Carpets	583,153	321,811	5	–	10	years
Air Conditioning	52,743	71,928	5	–	10	years
Laundry Equipment	—	97,754	5	–	7	years
Elevators	2,093,364	2,034,882	20	–	40	years
Equipment	7,197,158	7,188,348	5	–	30	years
Furniture and Fixtures	824,070	541,864	5	–	7	years
Smoke Alarms	3,433	3,433	5	–	7	years
	114,953,763	114,013,020
Less Accumulated Depreciation	(25,207,527)	(22,069,504)
	$89,746,236	$91,943,516

Hamilton Park
Towers LLC
Rental Properties at Cost:
Balance, January 1, 2015	$113,157,058
Additions	326,590
Write off of retired assets	(335,681)
Balance, December 31, 2015	113,147,967
Additions	955,083
Write off of retired assets	(90,030)
Balance, December 31, 2016	114,013,020
Additions	1,178,862
Write off of retired assets	(238,119)
Balance, December 31, 2017	$114,953,763
Accumulated Depreciation:
Balance, January 1, 2015	$16,014,281
Depreciation for year	3,219,340
Write off of retired assets	(335,681)
Balance, December 31, 2015	18,897,940
Depreciation for year	3,261,594
Write off of retired assets	(90,030)
Balance, December 31, 2016	22,069,504
Depreciation for year	3,376,142
Write off of retired assets	(238,119)
Balance, December 31, 2017	$25,207,527
Net Book Value	$89,746,236

NOTE 3. RELATED PARTY TRANSACTIONS

The Joint Venture’s property is managed by an entity that is owned by the majority shareholder of the General Partner. The management fee is equal to 2% at Hamilton Park Towers of gross receipts of rental revenue and laundry income. Total management fees paid were approximately $323,000, $318,000 and $303,000 in 2017, 2016 and 2015, respectively.

In 2017, the Management Company also received approximately $89,000 for construction supervision and architectural fees, $24,000 for maintenance services and $19,000 for administrative services.

In 2016, the Management Company also received approximately $10,000 for construction supervision and architectural fees, $46,000 for maintenance services and $24 ,000 for administrative services.

In 2015, the Management Company also received approximately $2,000 for construction supervision and architectural fees, $25,000 for maintenance services and $40,000 for administrative services.

NOTE 4. OTHER ASSETS

Approximately $1,018,000 and $1,034,000 of security deposits are included in prepaid expenses and other assets at December 31, 2017 and 2016, respectively. Security deposits and escrow accounts are restricted cash.

Included in prepaid expenses and other assets at December 31, 2017 and 2016 is approximately $17,000 and $377,000, respectively, held in replacement reserve escrow to fund future capital improvements.

NOTE 5. MORTGAGE NOTES PAYABLE

At December 31, 2017 and 2016, the mortgage payable is secured by a first mortgage on properties referred to in Note 2. At December 31, 2017, the interest rate on the loan is 5.57%, payable in monthly installments aggregating approximately $514,000, including interest, through October 2019. The mortgage is subject to prepayment penalties.

The Joint Venture has pledged tenant leases as additional collateral for this loan.

Approximate annual maturities at December 31, 2017 are as follows:

Hamilton Park
Towers LLC
2018	$1,684,000
2019	80,320,000
82,004,000
Less: unamortized deferred financing costs	106,000
$81,898,000

NOTE 6. ADVANCE RENTAL PAYMENTS AND SECURITY DEPOSITS

The Joint Venture’s residential lease agreements may require tenants to maintain a one‑month advance rental payment and/or a security deposit. Prepaid rents are approximately $1,407,000 and $1,582,000 at December 31, 2017 and 2016, respectively. Security deposits are approximately $1,018,000 and $1,034,000 at December 31, 2017 and 2016, respectively.

NOTE 7. COMMITMENTS AND CONTINGENCIES

From time to time, the Joint Venture may be involved in various ordinary routine litigation incidents to its business. The Joint Venture either has insurance coverage or provides for any uninsured claims when appropriate. The Joint Venture is not involved in any material pending legal proceedings.

NOTE 8. RENTAL INCOME

Substantially all rental income was related to residential apartments with leases of one year of less.

Rents receivable are approximately $153,000 and $205,000 net of allowances for doubtful accounts at December 31, 2017 and 2016, respectively.

NOTE 9. FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair Value Measurements on a Recurring Basis

At December 31, 2017 and 2016, we do not have any significant financial assets or financial liabilities that are measured at fair value on a recurring basis in our financial statements.

Financial Assets and Liabilities not Measured at Fair Value

At December 31, 2017 and 2016 the carrying amounts of certain of our financial instruments, including cash and cash equivalents, accounts receivable, and note payable, accounts payable and accrued expenses were representative of their fair values due to the short‑term nature of these instruments or, the recent acquisition of these items.

At December 31, 2017 and 2016, we estimated the fair value of our mortgage payable based upon quoted market prices for the same (Level 1) or similar (Level 2) issues when current quoted market prices are available. We estimated the fair value of our secured mortgage debt that does not have current quoted market prices available by discounting the future cash flows using rates currently available to us for debt with similar terms and maturities (Level 3). The differences in the fair value of our debt from the carrying value are the result of differences in interest rates and/or borrowing spreads that were available to us at December 31, 2017 and 2016, as compared with those in effect when the debt was issued or acquired. The secured mortgage debt contain pre‑payment penalties or yield maintenance provisions that could make the cost of refinancing the debt at lower rates exceed the benefit that would be derived from doing so.

The following table reflects the carrying amounts and estimated fair value of our debt.

		Carrying Amount	Estimated Fair Value
Mortgage Note Payable
At December 31, 2017	*	$81,898,222	$83,916,519
At December 31, 2016	*	$83,336,579	$87,687,588

      *Net of unamortized deferred financing costs

Disclosure about fair value of financial instruments is based on pertinent information available to management as of December 31, 2017 and 2016. Although management is not aware of any factors that would significantly affect the fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since December 31, 2017 and current estimates of fair value may differ significantly from the amounts presented herein.

NOTE 10. TAXABLE INCOME AND TAX BASIS

The Joint Venture is not subject to income taxes as it files a partnership tax return whereby its income or loss is reportable by the members.

Taxable income or loss is different than financial statement income because of intangible assets, accelerated depreciation, different tax lives, and timing differences related to prepaid rents and allowances. The Partnership share of the taxable income is approximately $390,000 less than statement income for the year ended December 31, 2017. The cumulative tax basis of the Joint Venture real estate allocated to the Partnership at December 31, 2017 is approximately $1,010,000 more than the statement basis primarily due to the purchase price allocation to intangible assets at Hamilton Park Towers and accelerated depreciation.

The Joint Venture adopted the amended provisions related to uncertain tax provisions of ASC 740, Income Taxes. As a result of the implementation of the guidance, the Joint Venture recognized no material adjustments regarding its tax accounting treatment. The Joint Venture expects to recognize interest and penalties related to uncertain tax positions, if any, as income tax expense, which would be included in general and administrative expense.

In the normal course of business the Joint Venture is subject to examination by federal, state and local jurisdictions in which it operates, where applicable. As of December 31, 2017, the tax years that remain subject to examination by the major tax jurisdictions under the statute of limitations is from the year 2013 forward.

NOTE 11. NEW ACCOUNTING PRONOUNCEMENTS

In February 2016, the FASB issued ASU 2016-02, modifying the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract (i.e. lessees and lessors). The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee.  This classification will determine whether lease expense is recognized based on an effective interest method or on a straight line basis over the term of the lease, respectively.  A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification.  Leases with a term of 12 months or less will be accounted for in the same manner as operating leases today. The new standard requires lessors to account for leases using an approach that is substantially equivalent to existing guidance for sales-type leases, direct financing leases and operating leases. The guidance supersedes previously issued guidance under ASC Topic 840 “Leases”. The guidance is effective on January 1, 2019, with early adoption permitted.  The Joint Venture is currently in the process of evaluating the impact the adoption of ASU 2016-02 will have on theJoint Venture’s financial statements.

In March 2016, the FASB issued ASU 2016-07, which eliminates a requirement for the retroactive adjustment on a step by step basis of the investment, results of operations, and retained earnings as if the equity method had been effective during all previous periods that the investment had been held when an investment qualifies for equity method accounting due to an increase in the level of ownership or degree of influence. The cost of acquiring the additional interest in the investee is to be added to the current basis of the investor’s previously held interest and the equity method of accounting should be adopted as of the date the investment becomes qualified for equity method accounting. This guidance is to be applied on a prospective basis and is effective for interim and annual periods beginning after December 15, 2016. Early adoption is permitted for financial statements that have not been previously issued. The adoption of ASU 2016-07 will have no significant impact on the Joint Venture’s financial statements.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments. ASU 2016-15 addresses eight specific cash flow issues and intends to reduce the diversity in practice in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. This guidance is effective for annual periods beginning after December 15, 2017, including interim periods within that reporting period. Early adoption is permitted. The Joint Venture is currently in the process of evaluating the impact the adoption of ASU 2016-15 will have on the Joint Venture’s statement of cash flows.